02055900

82-2142

invensys

BTRsec/RLS Admin/Letters/2002/0530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

24 October 2002

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 04 2002 WASH, D.C. 165 SECTION

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a Press Release concerning the sale of Sensor Systems.

Yours faithfully,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino

dlw 11/15

announcement

16 October 2002

invensys™

Invensys completes Sensor Systems disposal

Invensys plc, the international production technology and energy management Group, announces that it has completed the sale of its Sensor Systems business to Honeywell (NYSE: HON), for the agreed consideration. The sale proceeds will be used by Invensys to continue to reduce its level of indebtedness.

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

Sensor Systems
Sensor Systems is a leading global supplier of sensors and controls used across many industries including the on and off-road vehicle, appliance, office automation, medical, aerospace and HVAC industries. The business also supplies related components, such as lighting and handle bar controls, for the off-road vehicle sector. Invensys Sensor Systems has 2,700 employees and operates 13 manufacturing facilities in 6 countries (US, UK, Mexico, St. Lucia, the Czech Republic and China).

About Invensys plc
Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximize their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Avantis, Baan, Eurotherm, Foxboro, SIMSCI/Esscor, Triconex and Wonderware. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance Controls, Climate Controls, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively, in its development division.

Invensys operates in more than 80 countries, with its headquarters in London.
For more information, visit www.invensys.com.